LifeLock, Inc.

60 E. Rio Salado Parkway

Suite 400

Tempe, Arizona 85281

September 28, 2012

VIA FACSIMILE AND THE EDGAR SYSTEM

Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Matthew Crispino

Re:	LifeLock, Inc.

Registration Statement on Form S-1

File No. 333-183598

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, LifeLock, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern time, on Tuesday, October 2, 2012, or as soon as practicable thereafter.

The Company acknowledges that (1) should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Very truly yours,

LIFELOCK, INC.

By:	/s/ Todd Davis
Name:	Todd Davis
Title:	Chairman and Chief Executive Officer

September 28, 2012

Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Matthew Crispino

Re:	LifeLock, Inc.

Filed on Form S-1

Registration No. 333-183598

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 19, 2012 and the date hereof 1626 copies of the Preliminary Prospectus dated September 19, 2012 were distributed as follows: 0 to prospective underwriters; 1616 to institutional investors; 10 to prospective dealers; 0 to individuals; 0 to rating agencies and 0 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, October 2, 2012 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Goldman, Sachs & Co., on behalf of
Merrill Lynch, Pierce, Fenner & Smith
Incorporated and
Deutsche Bank Securities Inc. As representatives of the Prospective Underwriters

By: Goldman, Sachs & Co.

By:	/s/ Andrew Fischer
Name:	Andrew Fischer
Title:	Managing Director